UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Disposal of Treasury Shares

The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to dispose of a portion of the Company’s treasury shares by exchanging such shares for all of the shares of SK Broadband Co., Ltd. (“SK Broadband”) that it does not otherwise own such that SK Broadband will become a wholly-owned subsidiary of the Company after such exchange.

1. Number of treasury shares to be disposed		Common shares			2,471,883
		Preferred shares			—

2. Reference price of the treasury shares to be disposed (Won)		Common shares			285,434
		Preferred shares			—

3. Estimated disposal amount (Won)		Common shares			705,559,452,222
		Preferred shares			—

4. Disposal period		From			June 9, 2015
		To			June 9, 2015

5. Purpose of Disposal			In accordance with Article 360-6 of the Korean Commercial Code, the Company plans to exchange a portion of its treasury shares for all of the shares of SK Broadband that it does not otherwise own such that SK Broadband will become a wholly-owned subsidiary of the Company after such exchange.

6. Method of disposal			[Over-the-counter].

7. Treasury shares held before disposal	Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Common shares Preferred shares	9,809,375 —	Percentage of shares (%) Percentage of shares (%)	12.15 —

	Other acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—

8. Date of the resolution by the Board of Directors			March 20, 2015
— Attendance of outside directors		Present (No.)	4
		Absent (No.)	0
— Attendance of auditors			—

9.	Other matters relating to investment decisions

A.	If the Company acquires additional shares of SK Broadband during the period after the date of the related share exchange agreement and the share exchange date, the number of treasury shares to be disposed, which is set forth in Item 1 above, will be decreased by the number of shares equal to the number of such additionally acquired shares multiplied by the share exchange ratio (1:0.0168936).

B.	The reference price of the treasury shares to be disposed set forth in Item 2 above is the exchange price per share pursuant to the share exchange agreement with SK Broadband.

C.	The estimated disposal amount in Item 3 above is calculated by multiplying the reference price of the treasury shares to be disposed by the number of treasury shares to be disposed.

D.	As described in Item 6 above, the Company will dispose of the number of its treasury shares set forth above in exchange for shares of SK Broadband held by SK Broadband’s shareholders (other than the Company).

[Acquisitions and dispositions of treasury shares prior to the resolution on disposal of treasury shares]

(Unit: Won)

Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	(1,163,363)	—	—	—	(1,163,363)
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	9,809,375	—	—	—	9,809,375
			Preferred shares	—	—	—	—	—

•	Direct acquisition: Acquisition of shares pursuant to the Article 341 of the Korean Commercial Code.

Acquisition through trust and other agreements: Acquisitions of shares pursuant to a trust agreement with a trust company or a collective investment company or pursuant to a share purchase agreement with an [investment company] and acquisitions by a repayment in kind due to termination of a trust agreement.

Other acquisition: Acquisition of shares pursuant to the Article 341-2 of the Korean Commercial Code, including acquisitions for the cancellation of shares, acquisitions in connection with a merger and [transfers of shares as gifts].

•	The decrease in treasury shares held shown in (c) is due to the Company’s exercise of its early redemption right with respect to its convertible notes on November 13, 2013. As a result, the conversion right exercise period had expired by December 31, 2013 and there are no more treasury shares deposited with the Korea Securities Depository.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: March 20, 2015

5